UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 9. Regulation FD Disclosure

At the Company's quarterly earnings conference call held July 15, 2004, and in response to questions presented, Company representatives stated that Humboldt Bancorp, which was acquired by the Company on July 10, 2004, would not be issuing an earnings release with respect to the second quarter results, but that at June 30, 2004, total loans had increased to approximately $1.1 billion, deposits to approximately $1.2 billion, and operating earnings per share were $0.25 per share for the second quarter. Further, non-performing assets had been reduced to approximately $5 million, down from approximately $13 million at March 31, 2004.

In the conference call, the Company also stated that on a preliminary and tentative basis, subject to completing purchase accounting adjustment and calculations, the Company's book value and tangible book value per share on a pro forma basis at June 30, 2004, reflecting the Humboldt transaction, would have been approximately $14.70 and approximately $5.50, respectively.

Lastly, the Company reconfirmed and increased its confidence with respect to the previously predicted 3% accretive to operating earnings per share impact in 2005 of the Humboldt Bancorp acquisition.

More information regarding these reported matters and other information discussed in the call can be heard by dialing 888-568-0664 or visiting the Company's website at www.umpquaholdingscorp.com.

This filing includes forward-looking statements within the meaning of the 'Safe-Harbor' provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this filing include the company's initial estimate of the Humboldt Bancorp acquisition's purchase accounting adjustments and timing and amount of consolidation savings anticipated.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: July 15, 2004   By: /s/ Kenneth E. Roberts
                      Kenneth E. Roberts
                      Assistant Secretary